UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2020
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission File Number 001-33458

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Teradata Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
TERADATA CORPORATION
17095 Via Del Campo
San Diego, California 92127

TERADATA SAVINGS PLAN

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

To the Plan Administrator, Benefits Committee and Participants of Teradata Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Teradata Savings Plan (the “Plan”) as of December 31, 2020 and 2019, the related statement of changes in net assets available for benefits for the year ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Opinion on the Supplemental Information

The supplemental information included in
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2020, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Moss Adams LLP
Campbell, California
June 24, 2021
We have served as the Plan's auditor since 2019.

TERADATA SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	At December 31,
	2020	2019
Assets
Investments, at fair value:
Mutual funds	$326,635,539	$222,172,996
Common/collective trust funds	611,774,263	706,267,382
Money market funds	70,979,956	59,044,263
Self-directed brokerage securities	135,006,758	117,620,302
Teradata Corporation common stock	11,498,573	16,330,128
Total investments	1,155,895,089	1,121,435,071
Receivables:
Notes receivable from participants	5,843,020	6,353,630
Other receivables	15,281	496,150
Total receivables	5,858,301	6,849,780
Total assets	1,161,753,390	1,128,284,851
Liabilities
Accounts payable	6,467	510,264
Accrued expenses	32,117	31,365
Other	40	37
Total liabilities	38,624	541,666
Net assets available for benefits	$1,161,714,766	$1,127,743,185
The accompanying notes are an integral part of these financial statements.

TERADATA SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Year Ended December 31, 2020
Additions to net assets attributed to:
Investment income:
Net increase in fair value of investments	$131,911,893
Interest and dividends	12,676,083
Total investment income	144,587,976

Participant loan interest income	318,771

Contributions:
Participant	40,259,123
Employer	17,943,754
Rollovers and other	2,575,141
Total contributions	60,778,018
Total additions	205,684,765
Deductions from net assets attributed to:
Benefits paid to participants	(171,333,901)
Administrative expenses	(379,283)
Total deductions	(171,713,184)
Net increase in net assets	33,971,581

Net assets available for benefits:
Beginning of year	1,127,743,185
End of year	$1,161,714,766

The accompanying notes are an integral part of these financial statements.

TERADATA SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
1. DESCRIPTION OF THE PLAN
General
The Teradata Savings Plan (the “Plan”) is a defined contribution plan established on October 1, 2007, by the Board of Directors of Teradata Corporation (“Teradata” or the “Company”). The Plan is designed to qualify as a profit-sharing plan with a qualified cash or deferred arrangement under Section 401(k) of the Internal Revenue Code of 1986, as amended. It is also subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
Eligibility
The Plan covers substantially all eligible U.S. employees of the Company (other than certain categories of part-time, temporary, and intern employees) beginning on the first day of employment.
Contributions and Funding
All eligible employees of the Company may defer a portion of their compensation by making tax-deferred contributions, as well as after-tax contributions, to the Plan. Participants may elect to contribute up to fifty percent of their eligible compensation, up to certain Internal Revenue Service (“IRS”) limits. Maximum contribution percentage limits are also imposed on the tax-deferred contributions and after-tax contributions made by participants with prior year compensation of $130,000 and over. Annual tax-deferred contributions per participant for the 2020 Plan year were limited to $19,500.
For each dollar contributed by a participant, up to a maximum six percent of compensation, the Company funds an additional matching amount. The employer matching contribution for all participants is one hundred percent of the first four percent of pay contributed by the participant, plus fifty percent of the next two percent of pay.
The Plan allows employees aged 50 and older to elect to make additional catch-up contributions, subject to IRS limits. Catch-up contribution amounts are not eligible for employer matching contributions. The annual limit on catch-up contributions was $6,500 in 2020.
Participants direct their contributions, as well as the Company’s matching contributions, among various investment options, including target date funds, market index funds, actively managed funds, self-directed brokerage fund, and the Teradata Unitized Stock Fund, which invests primarily in Teradata Common Stock.
Vesting and Forfeitures
Participants are immediately vested in their contributions plus actual earnings on their contributions. Effective January 2, 2020, Company matching contributions vest in increments of one-third each year, over a three-year period beginning with the participant’s hire date.
Participants become immediately and fully vested in their account (i) upon attainment of age 65, (ii) upon termination of employment due to a “reduction in force,” (iii) in the event of death, or (iv) in the event of total and permanent disability. Upon termination of employment, participants are entitled to full distribution of their contributions and all vested Company matching contributions; all non-vested Company matching contributions are forfeited. These forfeitures are reallocated and used to either reduce future Company matching contributions or pay certain administrative expenses of the Plan. During the Plan year, forfeitures used to offset Company matching contributions were $1,400,000. The amounts of unallocated forfeitures at December 31, 2020 and 2019, were $1,217,594 and $977,905, respectively.
Participant Accounts
Each participant’s account is credited with the participant’s contributions, Company contributions, and Plan earnings. Participants’ accounts are valued on a daily basis. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.
Notes Receivable from Participants
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to $50,000 or 50% of their vested account balance, whichever is less. The loans are collateralized by 50% of the vested balance in the participant’s accounts and bear interest at a fixed rate based on the prime rate in effect on the last day of the preceding month plus 1%, using the prime rate reported by Reuters. The term of the loan may be between one and five years. Principal and interest are paid ratably through bi-weekly payroll deductions. Upon default, participants are considered for tax purposes to have received a distribution and are subject to income taxes on the outstanding amount of the loan at the time of default. Participant loan interest rates range from 4.25% - 6.50%.
Withdrawals and Benefits
Participants may withdraw any employee tax-deferred contributions during their employment in the case of a “hardship” (as defined by the Plan), in the case of a qualified reservist called to active duty, or in the case of absence from employment due to qualified military service for more than 30 days, and participants may withdraw after-tax employee contributions (plus earnings) for any reason. Participants may not withdraw any Company matching contributions or any earnings on Company matching contributions until they attain age 59 1/2 or terminate employment with the Company. Participants may withdraw vested balances upon reaching age 59 1/2, or upon termination of employment.
Upon termination of employment, a participant receives a lump-sum amount equal to the value of the vested portion of their account if it is less than $1,000 (unless the participant chooses a direct rollover within 90 days). Terminated participants with more than $1,000 in vested benefits may elect to receive a direct rollover to another tax-qualified plan or IRA, a lump-sum payment or quarterly cash installments, or, if the participant has not attained age 70 1/2, may leave the vested benefits within the Plan until reaching age 70 1/2. Upon the death of a participant, the participant’s beneficiary shall be eligible to receive a distribution of the participant’s account.
Termination of the Plan
The Company currently has no plans to terminate the Plan; however, the Company reserves the right to terminate the Plan at any time by action of the Teradata Board of Directors. If the Plan is terminated, amounts allocated to a participant’s account become fully vested.
Plan Expenses
A portion of the Plan’s administrative expenses are paid by Teradata. However, at the Company’s discretion, Teradata may choose to utilize available revenue credits, based on a revenue sharing program between Teradata and Fidelity Investments (“Fidelity”), to offset expenses related to the administration of the Plan.
Payments to Withdrawing Participants
The Plan records payments to withdrawing participants at the time of disbursement.
Impact of the Coronavirus Pandemic

On March 11, 2020, the World Health Organization declared the novel strain of coronavirus (“COVID-19”) a global pandemic and recommended containment and mitigation measures worldwide. The effect and ultimate impact of the coronavirus pandemic continues to evolve as of the date of this report. On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security (“CARES”) Act was signed into law. The CARES Act, among other things, includes several relief provisions available to tax-qualified retirement plans and their participants. Teradata has evaluated the relief provisions available to plan participants under the CARES Act and has implemented the following provisions:

•For COVID-19 related distributions made before December 31, 2020, the maximum distribution is the lesser of the vested portion of the participant's account balance in the Plan, except for assets held in self-directed brokerage accounts, or $100,000. Participants may repay a COVID-19 related distribution at any time during the three-year period beginning on the day after the date on which the distribution was received.

•For individuals with outstanding loans, loan repayments during the period March 27, 2020 through December 31, 2020, maybe deferred through December 31, 2020. The term of the loan was extended by the length of the deferment period. Subsequent repayments will be adjusted to include accrued interest during the deferment period.

•For COVID-19 related loans made to qualified individuals, from March 27, 2020 through September 22, 2020, the maximum loan is the lesser of the vested portion of the participant's account balance in the Plan, reduced by the participant’s highest outstanding loan balance during the prior 12 months, or $100,000. All repayments for COVID-19 related loans were deferred through December 31, 2020 and the first payment began on or after January 2021. The term of the loan was extended by the length of the deferment period. Repayments will be adjusted to include accrued interest during the deferment period.

•Required minimum distributions were suspended in 2020, unless the participant requested to receive such distributions

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The financial statements of the Plan are prepared under the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities and changes therein. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. Investments in mutual funds and common/collective trusts are valued at the closing net asset values ("NAV") of the funds on the last day of the Plan fiscal year. Teradata Corporation common stock and Self-directed brokerage securities are valued at the last quoted sales price on the New York Stock Exchange on the last business day of the Plan fiscal year.
Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Realized and unrealized gains and losses from security transactions are reported on the average cost method. Investment contracts held by a defined-contribution plan are required to be reported at fair value.
Notes Receivable from participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued (unpaid) interest. Delinquent loans are treated as distributions based on the terms of the Plan document. No allowance for credit losses has been recorded as of December 31, 2020 or 2019.
Risk and Uncertainties
The Plan provides for various investment options in several investment securities and instruments. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Some plan participants chose to invest a portion of their account assets in Teradata Corporation common stock. Those participants are exposed to potentially significant changes in the market value of the stock.

3. FAIR VALUE MEASUREMENTS
The Plan follows the accounting standard dealing with fair value measurements for financial and non-financial assets and liabilities recorded at fair value on a recurring basis, wherein a three-tier fair value hierarchy prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets for identical assets or liabilities; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable, quoted prices in active markets for similar assets or liabilities, or quoted prices in less-active markets for identical assets; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions. Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.
The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2020 and 2019.
Common stocks, mutual funds, and money market funds: Values derived from quoted market prices in active markets.
Common/collective trust funds: Valued at NAV of shares held by the Plan at year end, as reported to the Plan by the trustee, which represents the fair value of shares held by the Plan. A fund’s NAV reflects an exit price, is the same for all holders of the fund, and provides the basis for current transactions. This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from reported net asset value.  Participant transactions (purchases and sales) may occur daily.
The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31:

	2020	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Mutual funds	$326,635,539	$326,635,539	$—	$—
Teradata Corporation common stock	11,498,573	11,498,573	—	—
Money market funds	70,979,956	70,979,956	—	—
Self-directed brokerage securities	135,006,758	135,006,758	—	—
Investments measured at fair value	544,120,827	$544,120,827	$—	$—
Investments measured at NAV	611,774,263
Total investments, at fair value	$1,155,895,090

	2019	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Mutual funds	$222,172,996	$222,172,996	$—	$—
Teradata Corporation common stock	16,330,128	16,330,128	—	—
Money market funds	59,044,263	59,044,263	—	—
Self-directed brokerage securities	117,620,302	117,620,302	—	—
Investments measured at fair value	415,167,689	$415,167,689	$—	$—
Investments measured at NAV	706,267,382
Total investments, at fair value	$1,121,435,071

The following tables set forth a summary of the Plan's investment in common collective trust funds, reported at net asset value ("NAV") as of December 31:

Investment	2020 Fair Value	2019 Fair Value	Unfunded Commitment	Redemption Frequency	Redemption Notice Period
Alliance Bernstein Global Real Estate Securities Collective Trust	$7,837,694	$22,122,773	N/A	Daily	(1)
Fidelity Contrafund - Commingled Pool	94,460,270	80,089,766	N/A	Daily	N/A
JPMCB Diversified Commercial Property	36,835,246	24,567,042	N/A	Daily	N/A
Northern Trust Russell 2000 Index Fund NL Tier 3	80,598,919	90,776,585	N/A	Daily	N/A
Northern Trust Collective Daily S&P 500® Equity Index Fund NL Tier 4	311,077,662	339,691,235	N/A	Daily	N/A
Northern Trust Collective Aggregate Bond Index NL Fund Tier 3	35,284,420	108,037,102	N/A	Daily	N/A
Northern Trust Collective ST Govt Bond Index Fund NL Tier J	3,788,910	2,680,206	N/A	Daily	N/A
Northern Trust Collective TIPS 1-10 YR Index Fund NL Tier 3	30,239,037	25,747,582	N/A	Daily	N/A
Northern Trust MSCI All Country World (ACWI) ex NL	11,652,105	12,555,091	N/A	Daily	N/A
Total	$611,774,263	$706,267,382
(1) A withdraw of substantially all of the Plan assets requires a 30 day notice.

4. RELATED PARTY TRANSACTIONS (PARTIES-IN-INTEREST)
Related party transactions consisted of loans made to participants and investments in Teradata Corporation common stock. At December 31, 2020, the Plan held 516,326 shares of Teradata common stock valued at $11,498,573. At December 31, 2019 the Plan held 610,016 shares of Teradata common stock valued at $16,330,128. Fidelity serves as a manager of certain Plan investments. An affiliate of Fidelity serves as the record keeper for the Plan’s participant data. Another affiliate of Fidelity serves as the trustee of the Plan. Additionally, Alliance Bernstein Trust Company, LLC is a party in interest serving as custodian of target date funds. The cash receipts from Fidelity and cash disbursements from these investments constitute related party transactions. None of these related party transactions are prohibited transactions as defined under ERISA. Administrative expenses, net of revenue credits, were $379,283 during 2020.
5. TAX STATUS
The Plan received a favorable determination letter dated March 22, 2017, from the Internal Revenue Service as to the qualified status of the Plan under Section 401(a) of the Internal Revenue Code (“the Code”). The Plan was amended effective January 2, 2020. Therefore, the Plan is qualified and the related Trust is exempt from federal income taxes under Section 501(a) of the Code. Accordingly, income taxes are not provided for in the accompanying financial statements. Participant contributions, except for those contributions which participants elect to be tax-deferred under Section 401(k), are taxable to the participants in the year their contributions are made.
Participants are liable for federal income taxes relative to their Section 401(k) pre-tax contributions, the Company matching contributions, and the earnings of the Plan when the contributions are distributed to them.
The Plan administrator evaluated the Plan’s tax positions and concluded that there are no uncertain tax positions that require recognition or disclosure in the financial statements. The Plan is subject to tax examinations by tax authorities for all open Plan years.

TERADATA SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets Held at End of Year**
EIN – 75-3236470
Plan-001

(a)	(b) Identity of Issue	(c) Description of Investment		(d) Cost***	(e) Current Value
	Common Stock
*	Teradata Corporation	516,326	shares		$11,498,573
	Common/Collective Trusts
*	Fidelity Contrafund - Commingled Pool	3,503,719	shares		94,460,270
	Northern Trust Collective Russell 2000® Index Fund NL Tier 3	261,561	shares		80,598,919
	Northern Trust Collective Daily S&P 500® Equity Index Fund NL Tier 4	1,919,190	shares		311,077,662
	Northern Trust Collective TIPS 1-10 YR Index Fund NL Tier 3	260,574	shares		30,239,037
	Northern Trust Collective Aggregate Bond Index NL Fund Tier 3	257,494	shares		35,284,420
	Northern Trust Collective Short Term Govt Bond Index Fund NL Tier J	33,418	shares		3,788,910
*	Alliance Bernstein Global Real Estate Securities Collective Trust	440,372	shares		7,837,694
	JPMCB Diversified Commercial Property	957,287	shares		36,835,246
	Northern Trust Collective All Country World Index NL	62,334	shares		11,652,105
	Total common/collective trusts				611,774,263
	Mutual Funds
	Wells Fargo Emerging Growth Institution	1,329,806	shares		26,715,794
	Wells Fargo Special Small Cap Value Fund - Class R6	422,811	shares		15,390,338
	Diamond Hill Large Cap Fund Class Y	286,027	shares		8,749,552
	Northern Trust Global Investements Collective Mutual Fund	624,610	shares		85,728,980
	PIMCO Total Return Inst CL	2,995,212	shares		31,749,248
*	FIAM Select Emerging Markets Equity Commingled Pool	961,572	shares		37,981,355
	MFS Institutional International Equity Class Fund I	3,486,407	shares		120,320,273
	Total mutual funds				326,635,540
	Money Market Funds
*	Fidelity Institutional Money Market -Treasury	70,862,754	shares		70,862,754
*	Fidelity Institutional Money Market - Money Market Portfolio - Class I	117,202	shares		117,202
	Total money market funds				70,979,956
	Other
*	Fidelity Brokerage Link				135,006,758
*	Participant Loans	****			5,843,020
	TOTAL				$1,161,738,111

*	Identifies a party-in-interest to the Plan.
**	This schedule represents those assets required to be reported under Section 2520.103-11 of the Department of Labor’s Rules and Regulations, and Form 5500 Schedule H, Line 4i.
***	Per Section 2520.103-11(d) of the Department of Labor’s Rules and Regulations, cost may be omitted as all investments are participant directed.
****	The participant loan interest rates are between 4.25% - 6.50%. The loan terms are between one and five years.

EXHIBIT LISTING
Exhibit 23 - Consent of Independent Registered Public Accounting Firm

SIGNATURES
Teradata Savings Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, Teradata Corporation, the administrator of the Teradata Savings Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Teradata Savings Plan

Date:	June 24, 2021	By:	/s/ Kathy Cullen-Cote
Kathy Cullen-Cote
Chief Human Resource Officer